UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

A Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 437th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON MARCH 15, 2023

1.   DATE, TIME, AND PLACE: On March 15 (fifteen), 2023, at 09:00 a.m., held remotely, as allowed by article 19, paragraph 1 of the Internal Rules of the Board of Directors and the Technical and Consultant Committees of Telefônica Brasil S.A. (“Company”).

2.   CALL NOTICE AND ATTENDANCE: The call notice was sent pursuant to the Company’s Bylaws. The members of the Company’s Board of Directors who sign these minutes were present, establishing, therefore, a quorum pursuant to the Bylaws. The Board members, Mr. Francisco Javier de Paz Mancho and Mr. Ignácio Moreno Martínez, were represented by the Chairman of the Board, Mr. Eduardo Navarro de Carvalho, by voting delegation. Also present at the meeting were Mrs. Niva Celma Rodrigues Ribeiro, Human Resources Vice President, and the General Secretary and Legal Director, Mr. Breno Rodrigo Pacheco de Oliveira, acting as Secretary of the Meeting.

3.   PRESIDING BOARD: Eduardo Navarro de Carvalho - Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira - Meeting Secretary.

4.   AGENDA AND RESOLUTIONS: After examining and deliberating on the matters in the Agenda, the members of the Board of Directors unanimously decided as follows:

4.1. ELECTION OF NEW MANAGEMENT MEMBERS: Under the terms of paragraph 1, article 18 of the Bylaws, two new members were elected to compose the Company’s Management, who will act under the specific designations of Business Director and Strategy Director, whose individual attributions are defined below, for a term that shall coincide with the remaining term of office of the other statutory Directors of the Company, starting on this date and ending on the date of the first Board of Directors Meeting to be held after the Ordinary General Meeting of 2025, as follows:

(i)              Business Director: Mr. Alex Martins Salgado, Brazilian, married, engineer, bearer of the Identity Card RG No. 28.555.382-3, issued by SSP/SP, registered with the CPF/MF under No. 267.046.658-38, resident and domiciled in the city of São Paulo, State of São Paulo, with commercial address at Avenida Engenheiro Luiz Carlos Berrini, nº 1376, 32nd floor, Bairro Cidade Monções, ZIP code 04571-936, city of São Paulo, State of São Paulo, who will have the following duties:

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TELEFÔNICA BRASIL S.A.

A Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 437th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON MARCH 15, 2023

(a)	Ensure the alignment of business results with the strategic objective, seeking innovation, growth and optimization of resources;
(b)	Capture value through commercial and business strategy for acquisition, loyalty, monetization and retention of the customer base;
(c)	Identify business opportunities through analysis and solutions that contribute to the satisfaction of individual and corporate clients;
(d)	Sign together with another statutory Director the documents and acts that require the signature of two Directors; and
(e)	Represent the Company as provided for in the Bylaws.

(ii)             Strategy Director: Mr. Ricardo Guillermo Hobbs, Brazilian, married, administrator, bearer of the Identity Card RG No. 125156588, SSP/SP, registered with the CPF/MF under No. 202.791.548-60, resident and domiciled in the city of São Paulo, State of São Paulo, with commercial address at Avenida Engenheiro Luiz Carlos Berrini, nº 1376, 32nd floor, Bairro Cidade Monções, ZIP code 04571-936, city of São Paulo, State of São Paulo, who will have the following duties:

(a)	Ensure the execution of the Company's strategy by monitoring and articulating the projects with the greatest impact on the organization;
(b)	Monitor the assessment of market behavior, threats and opportunities, and the Company's commercial situation in the search for relevant information for defining the strategy for the coming years;
(c)	Provide an in-depth diagnosis in the search for opportunities to generate innovation and new sources of income;
(d)	Sign together with another statutory Director the documents and acts that require the signature of two Directors; and
(e)	Represent the Company as provided for in the Bylaws.

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TELEFÔNICA BRASIL S.A.

A Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 437th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON MARCH 15, 2023

The Directors declared that they are not subject to legal impediments to the exercise of the respective positions and that they are able to sign the declarations of disqualification referred to in Article 147 of Law No. 6.404/1976 and CVM Resolution 80/2022. The Directors will be invested in their respective positions upon signature of the instruments of investiture and the declarations of disqualification, which will be filed at the Company's headquarters, as Attachment A and Attachment B of these minutes, respectively.

4.2. RATIFICATION OF THE COMPOSITION OF MANAGEMENT: Due to the election of the two new Directors, the Company’s Management is now composed of the following members, all with a term until the date of the first Meeting of the Board of Directors to be held after the Ordinary General Meeting of year 2025.

Chief Executive Officer: Mr. Christian Mauad Gebara;

Finance and Investor Relations Officer: Mr. David Melcon Sanchez-Friera;

General Secretary and Legal Director: Mr. Breno Rodrigo Pacheco de Oliveira;

Business Director: Mr. Alex Martins Salgado; and

Strategy Director: Mr. Ricardo Guillermo Hobbs.

5.	CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors stated that the meeting was adjourned, and these minutes were drawn up. São Paulo, March 15, 2023. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro; Christian Mauad Gebara; Francisco Javier de Paz Mancho; Ignácio Moreno Martínez; Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros Brugueras; Solange Sobral Targa; and Denise Soares dos Santos. Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 437th Meeting of the Board of Directors of Telefônica Brasil S.A., held on March 15, 2023, drawn up in the Company’s book. This is a free English translation.

_______________________________

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 15, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director